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                               [WIRED LETTERHEAD]



October 30, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:  Wired Ventures, Inc.
     Form 8-A Registration Statement

Ladies and Gentlemen:

Further to our letter of October 24, 1996, the undersigned registrant hereby requests withdrawal of the above-referenced Registration Statement on Form 8-A previously filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

WIRED VENTURES, INC.



By:  /s/ JEFFREY SIMON
    -------------------------------
    Jeffrey Simon
    Chief Financial Officer and
    Secretary


cc:  Jaea Hahn, Esq.
     Kenneth L. Guernsey, Esq.
     Tamara Mattison, Esq.